SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

veritex HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

923451108

(CUSIP Number)

January 1, 2019

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 923451108	Schedule 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PINE BROOK CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 2,539,081
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 2,539,081

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,539,081
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 923451108	Schedule 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PINE BROOK ROAD ASSOCIATES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 3,164,655
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 3,164,655

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,164,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN, HC

CUSIP No. 923451108	Schedule 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PINE BROOK ROAD ADVISORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 3,164,655
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 3,164,655

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,164,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 923451108	Schedule 13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PBRA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 3,164,655
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 3,164,655

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,164,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 923451108	Schedule 13G	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HOWARD H. NEWMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0-
6 SHARED VOTING POWER 3,164,655
7 SOLE DISPOSITIVE POWER -0-
8 SHARED DISPOSITIVE POWER 3,164,655

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,164,655
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 923451108	Schedule 13G	Page 7 of 9 Pages

Item 1.

(a)	The name of the issuer is Veritex Holdings, Inc., a Texas corporation (the “Issuer”).

(b)	The Issuer’s principal executive offices are located at 8214 Westchester Drive, Suite 800, Dallas, Texas 75225.

Item 2

(a)	The names of the persons (collectively, the “Reporting Persons”)* filing this Schedule 13G (this “Statement”) are:

•	Pine Brook Capital Partners, L.P. (“PBCP”);

•	Pine Brook Road Associates, L.P. (“PBRA”);

•	Pine Brook Road Advisors, L.P. (“Advisors”);

•	PBRA, LLC; and

•	Howard H. Newman (“Mr. Newman”).

This Statement relates to common stock, par value $0.01 per share, of the Issuer held for the accounts of PBCP, Pine Brook Capital Partners (SSP), L.P. (“SSP”) and Green PB-4, LLC (“PB-4”). Pine Brook Capital Partners (Cayman), L.P. (“PBCP Cayman”) serves as the sole member of PB-4. PBRA serves as general partner to each of PBCP, SSP and PBCP Cayman. Advisors serves as investment manager to each of PBCP, SSP and PBCP Cayman. PBRA, LLC serves as general partner of each of PBRA and Advisors. Mr. Newman is the sole member of PBRA, LLC. In such capacities, PBRA, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own the shares held for the accounts of PBCP, SSP and PB-4.

* The Reporting Persons have entered into a Joint Filing Agreement, dated January 10, 2019, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	The principal business office for each of the Reporting Persons is c/o Pine Brook Road Partners, LLC, 60 East 42nd Street, 50th Floor, New York, NY 10165.

(c)

•	PBCP is a Delaware limited partnership;

•	PBRA is a Delaware limited partnership;

•	Advisors is a Delaware limited partnership;

•	PBRA, LLC is a Delaware limited liability company; and

•	Mr. Newman is a citizen of the United States of America.

(d)	This Statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of the Issuer.

(e)	The CUSIP Number of the Common Stock is 923451108.

CUSIP No. 923451108	Schedule 13G	Page 8 of 9 Pages

Item 3.

Not Applicable.

Item 4.	Ownership.

The percentages used in this Item 4 are calculated based on 55,473,970 shares of Common Stock outstanding, which is based on Veritex’s expectation of outstanding shares immediately following the merger with Green Bancorp, Inc., as reported in that certain Amendment No. 1 to the Registration Statement (File No. 333-227161) filed on October 10, 2018.

As of January 1, 2019, each of PBRA, Advisors, PBRA, LLC and Mr. Newman may be deemed to beneficially own 3,164,655 shares of Common Stock, which amount includes:  (i) 2,539,081 shares of Common Stock held for the account of PBCP; (ii) 448,249 shares of Common Stock held or the account of SSP; and (iii) 177,325 shares of Common Stock held for the account of PB-4.

As of January 1, 2019, PBCP may be deemed the beneficial owner of approximately 4.6% of the outstanding Common Stock, and each of PBRA, Advisors, PBRA, LLC and Mr. Newman may be deemed the beneficial owner of approximately 5.7% of the outstanding Common Stock.

(a)	Amount beneficially owned: See Item 9 of the attached cover pages.
(b)	Percent of Class: See Item 11 of the attached cover pages.
(c)	(i) Sole power to vote or to direct the vote: See Item 5 of the attached cover pages.
(ii)	Shared power to vote or to direct the vote: See Item 6 of the attached cover pages.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the attached cover pages.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the attached cover pages.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of a Group.

•	Pine Brook Capital Partners, L.P.;

•	Pine Brook Road Associates, L.P.;

•	Pine Brook Road Advisors, L.P.;

CUSIP No. 923451108	Schedule 13G	Page 9 of 9 Pages

•	PBRA, LLC; and

•	Howard H. Newman.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2019

PINE BROOK CAPITAL PARTNERS, L.P.

By: Its:	PINE BROOK ROAD ASSOCIATES, L.P. General Partner

By: Its:	PBRA, LLC General Partner

By:	/s/ Howard Newman

PINE BROOK ROAD ASSOCIATES, L.P.

By: Its:	PBRA, LLC General Partner

By:	/s/ Howard Newman

PINE BROOK ROAD ADVISORS, L.P.

By:	/s/ Howard Newman

PBRA, LLC

By:	/s/ Howard Newman

HOWARD H. NEWMAN

/s/ Howard Newman

EXHIBIT A

The undersigned, Pine Brook Capital Partners, L.P., a Delaware limited partnership, Pine Brook Road Associates, L.P., a Delaware limited partnership, Pine Brook Road Advisors, L.P., a Delaware limited partnership, PBRA, LLC, a Delaware limited liability company, and Howard H. Newman hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: January 10, 2019

PINE BROOK CAPITAL PARTNERS, L.P.

By: Its:	PINE BROOK ROAD ASSOCIATES, L.P. General Partner

By: Its:	PBRA, LLC General Partner

By:	/s/ Howard Newman

PINE BROOK ROAD ASSOCIATES, L.P.

By: Its:	PBRA, LLC General Partner

By:	/s/ Howard Newman

PINE BROOK ROAD ADVISORS, L.P.

By:	/s/ Howard Newman

PBRA, LLC

By:	/s/ Howard Newman

HOWARD H. NEWMAN

/s/ Howard Newman